UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

OI S.A. – In Judicial Reorganization
(Name of Issuer)

Common Shares

Preferred Shares
(Title of Class of Securities)

Common Shares: BROIBRACNOR1**

Preferred Shares: BROIBRACNPR8***
(CUSIP Number)

Christopher Pucillo
Solus Alternative Asset Management LP
410 Park Avenue, 11th Floor
New York, NY 10022
212-284-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	The Common Shares have no CUSIP Number. The ISIN Number is BROIBRACNOR1.

***	The Preferred Shares have no CUSIP Number. The ISIN Number is BROIBRACNPR8.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of reporting persons
Solus Alternative Asset Management LP
(2)	Check the appropriate box if a member of a group
(a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds
WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization
Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
N/A
(8)	Shared voting power
171,284,560 Common Shares1 3 14,145,359 Preferred Shares2 3
(9)	Sole dispositive power
N/A
(10)	Shared dispositive power
171,284,560 Common Shares1 3 14,145,359 Preferred Shares2 3
(11)	Aggregate amount beneficially owned by each reporting person
171,284,560 Common Shares1 3 14,145,359 Preferred Shares2 3
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11)
7.97% of Common Shares1 3 9.07% of Preferred Shares2 3
(14)	Type of reporting person
IA

________________________

1 The 171,284,560 Common Shares beneficially owned consist of 34,256,912 American Depositary Shares, each representing five (5) Common Shares (the “Common Share ADSs”).

2 The 14,145,359 Preferred Shares beneficially owned consist of 14,145,359 American Depositary Shares, each representing one (1) Preferred Share (the “Preferred Share ADSs”).

3 Excludes cash-settled swaps representing economic exposure with respect to 24,733,678 additional Common Shares and 12,725,100 additional Preferred Shares (representing economic exposure relating to an additional 1.15% of the outstanding Common Shares and an additional 8.16% of the outstanding Preferred Shares), as further described in Item 6.

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(1)	Names of reporting persons
Solus GP LLC
(2)	Check the appropriate box if a member of a group
(a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds
WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization
Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
N/A
(8)	Shared voting power
171,284,560 Common Shares1 3 14,145,359 Preferred Shares2 3
(9)	Sole dispositive power
N/A
(10)	Shared dispositive power
171,284,560 Common Shares1 3 14,145,359 Preferred Shares2 3
(11)	Aggregate amount beneficially owned by each reporting person
171,284,560 Common Shares1 3 14,145,359 Preferred Shares2 3
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11)
7.97% of Common Shares1 3 9.07% of Preferred Shares2 3
(14)	Type of reporting person
OO

________________________

1 The 171,284,560 Common Shares beneficially owned consist of 34,256,912 Common Share ADSs, each representing five (5) Common Shares.

2 The 14,145,359 Preferred Shares beneficially owned consist of 14,145,359 Preferred Share ADSs, each representing one (1) Preferred Share.

3 Excludes cash-settled swaps representing economic exposure with respect to 24,733,678 additional Common Shares and 12,725,100 additional Preferred Shares (representing economic exposure relating to an additional 1.15% of the outstanding Common Shares and an additional 8.16% of the outstanding Preferred Shares), as further described in Item 6.

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(1)	Names of reporting persons
Christopher Pucillo
(2)	Check the appropriate box if a member of a group
(a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds
WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization
United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
N/A
(8)	Shared voting power
171,284,560 Common Shares1 3 14,145,359 Preferred Shares2 3
(9)	Sole dispositive power
N/A
(10)	Shared dispositive power
171,284,560 Common Shares1 3 14,145,359 Preferred Shares2 3
(11)	Aggregate amount beneficially owned by each reporting person
171,284,560 Common Shares1 3 14,145,359 Preferred Shares2 3
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11)
7.97% of Common Shares1 3 9.07% of Preferred Shares2 3
(14)	Type of reporting person
IN

________________________

1 The 171,284,560 Common Shares beneficially owned consist of 34,256,912 Common Share ADSs, each representing five (5) Common Shares.

2 The 14,145,359 Preferred Shares beneficially owned consist of 14,145,359 Preferred Share ADSs, each representing one (1) Preferred Share.

3 Excludes cash-settled swaps representing economic exposure with respect to 24,733,678 additional Common Shares and 12,725,100 additional Preferred Shares (representing economic exposure relating to an additional 1.15% of the outstanding Common Shares and an additional 8.16% of the outstanding Preferred Shares), as further described in Item 6.

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Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common shares, without par value (the “Common Shares”), and the preferred shares, without par value (the “Preferred Shares”), of Oi S.A. – In Judicial Reorganization, a corporation organized and existing under the laws of the Federative Republic of Brazil (the “Issuer”). The address of the principal executive offices of the Issuer is Rua Humberto de Campos, No. 425, 8th floor – Leblon, 22430-190 Rio de Janeiro, RJ, Federative Republic of Brazil.

The Reporting Persons (as defined below) previously filed a Schedule 13G on February 14, 2018, with respect to their Preferred Shares.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being jointly filed by the following persons:

(i)	Solus Alternative Asset Management LP, a Delaware limited partnership (“Solus”);

(ii)	Solus GP LLC, a Delaware limited liability company (the “GP”); and

(iii)	Mr. Christopher Pucillo, a United States citizen (“Mr. Pucillo”).

The foregoing persons are collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)       Residence or business address: 410 Park Avenue, 11th Floor, New York, NY 10022.

(c)       Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

(i)	Solus is registered as an investment advisor with the Securities and Exchange Commission (the “SEC”), which serves as the investment manager to certain investment funds and accounts advised by Solus (the “Funds”);

(ii)	the GP serves as the general partner to Solus; and

(iii)	Mr. Pucillo serves as the managing member to the GP.

The principal business address for each of the Reporting Persons is 410 Park Avenue, 11th Floor, New York, NY 10022.

(d) – (e) During the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Citizenship:

(i)	Solus – Delaware;

(ii)	GP – Delaware; and

(iii)	Mr. Pucillo – United States of America.

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Item 3.	Source and Amount of Funds or Other Consideration.

On June 20, 2016, the Issuer and certain of its wholly owned direct or indirect subsidiaries filed a joint voluntary petition for judicial reorganization (recuperação judicial) pursuant to Brazilian bankruptcy law with the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro (the “RJ Court”). On December 20, 2017, a general creditors meeting approved a judicial reorganization plan (the “RJ Plan”). On January 8, 2018, the RJ Court entered an order ratifying and confirming the RJ Plan with certain modifications. The RJ Plan became effective on February 5, 2018. On June 14, 2018, the United States Bankruptcy Court for the Southern District of New York issued an order granting full force and effect to the RJ Plan in the United States and for purposes of U.S. law with respect to the Issuer and certain of its subsidiaries.

Pursuant to the RJ Plan, certain qualified holders of bonds issued by the Issuer and certain of its subsidiaries were permitted to surrender such bonds for a combination of newly issued Common Shares (in the form of American Depositary Shares (the “Common Share ADSs”), each representing five (5) Common Shares), newly issued warrants (the “Warrants”) for the purchase of Common Shares (in the form of American Depositary Warrants (the “ADWs”), each representing five (5) Warrants), newly issued 10.000%/12.000% Senior PIK Toggle Notes due 2025 of the Issuer (the “New Notes”), and cash (collectively, the “Qualified Recovery”), based on specified ratios set forth in a press release of the Issuer describing the settlement of the Qualified Recovery (the “Qualified Recovery Settlement Release”).

The terms of the Warrants and the ADWs are set forth in that certain Deposit Agreement for Warrants (the “Warrant Agreement”) among the Issuer, The Bank of New York Mellon, as Depositary, and all owners and holders from time to time of the ADWs. Each Warrant will entitle its holder to subscribe for one Common Share at an exercise price of the equivalent in reais of US$0.01 per Common Share. Each Warrant will be exercisable at any time, at the sole discretion of the holder, during a period of 90 days (the “Exercise Period”), beginning on the date that is 12 months after the date on which the Warrants were issued, unless the commencement of the Exercise Period is accelerated upon the earliest to occur of:

(i)	if the Issuer calls a general shareholders’ meeting of the Issuer or a meeting of the Issuer’s board of directors to approve the commencement of the rights offering relating to the cash capital increase described in Section 6 of the RJ Plan (the “New Money Capital Increase”), the date that the Issuer publishes a notice relating to that meeting notifying holders of Warrants that the Exercise Period relating to the Warrants will commence on the date of such notice, which date will be at least 15 business days prior to that meeting; or

(ii)	in the event that any transaction occurs that results in the change of “control” (as such term is defined in the Warrant Agreement) of the Issuer, the Issuer will publish a notice relating to that transaction in which the Issuer will notify holders of Warrants that the Exercise Period relating to the Warrants will commence on the date of the completion of such transaction.

Solus, on behalf of the Funds, elected to participate in the Qualified Recovery, which settled on July 27, 2018. As a result of the Qualified Recovery, Solus, on behalf of the Funds, acquired beneficial ownership of 171,284,560 Common Shares in the form of 34,256,912 Common Share ADSs and received 12,236,015 Warrants in the form of 2,447,203 ADWs, approximately US$174 million aggregate principal amount of New Notes and approximately US$12,000 in cash.

The terms of the New Notes are set forth in that certain Indenture (the “Indenture”) relating to the New Notes by and among the Issuer, certain affiliates of the Issuer and The Bank of New York Mellon.

References to and descriptions of the RJ Plan, the Qualified Recovery, the Warrant Agreement and the Indenture are qualified in their entirety by the actual terms of the RJ Plan, the Qualified Recovery Settlement Release, the Warrant Agreement and the Indenture, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The disclosure in Item 3 above is incorporated herein by reference.

The securities covered by this Schedule 13D were acquired for investment purposes only and such acquisitions were not intended to, and did not, affect any change in the control of the Issuer.

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Representatives of the Reporting Persons have communicated and may from time to time in the future communicate their views to the management, board of directors or other representatives of the Issuer with respect to the Reporting Persons’ investment in the Issuer, the Issuer’s current financial condition and liquidity position, possible strategic transactions, the composition of the Issuer’s board of directors (the “Board”) and other proposals to be discussed at the Issuer’s general shareholders’ meetings. In this regard, the Reporting Persons previously communicated with the Board stating their views regarding the slate of directors nominated by the Board to stand for election at the Issuer’s next general shareholders’ meeting, currently scheduled for September 3, 2018. The Reporting Persons intend to continue communicating their views regarding such slate of directors and other proposals to be discussed at the Issuer’s upcoming general shareholders’ meetings.

The Reporting Persons may also develop ideas or plans or make proposals with respect to, or with respect to potential changes in, the operations, management, strategy, plans or organizational documents of the Issuer, composition of the Board, utilization of significant assets of the Issuer or potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets, among other things, and may communicate such ideas, plans and proposals to the management of the Issuer, the Board or other representatives of the Issuer. The communications, ideas, plans and proposals referred to above may involve one or more of the events or matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Persons have communicated, and may from time to time communicate, consistent with applicable securities laws, with other securityholders and creditors of the Issuer, knowledgeable industry or market participants or others with respect to the matters set forth above or engage one or more financial or other advisors to assist it in evaluating the Issuer and its prospects. The Reporting Persons may also exchange information with the Issuer and its agents and representatives pursuant to appropriate confidentiality or similar agreements. There is no assurance that the Reporting Persons will take any of the actions set forth above and, if undertaken, the Reporting Persons may modify or terminate any activities at any time.

Solus is party to, on behalf of certain of the Funds, that certain Subscription and Commitment Agreement dated as of December 19, 2017, by and among the Issuer, certain of its subsidiaries and the Investors as defined and listed therein, as amended from time to time (the “Backstop Agreement”). Section 6 of the RJ Plan provides that no later than February 28, 2019 the Issuer will conduct the New Money Capital Increase, pursuant to which the Issuer will conduct a pro rata rights offering with its then existing shareholders to subscribe for new Common Shares of the Issuer in the total amount of BRL 4.0 billion, at a price per share calculated by dividing BRL 3.0 billion by the number of the Issuer’s shares outstanding on the business day immediately prior to the New Money Capital Increase. Existing shareholders are not required to participate in the New Money Capital Increase.

Pursuant to the Backstop Agreement, Solus, on behalf of certain of the Funds, agreed to subscribe for 13.33% (the “Commitment Percentage”) of any Common Shares that are not purchased by the Issuer’s existing shareholders in the New Money Capital Increase, subject to certain conditions set forth in the Backstop Agreement. Upon consummation of the New Money Capital Increase, pursuant to the Backstop Agreement, Solus, on behalf of certain of the Funds, shall receive a commitment fee equal to its Commitment Percentage multiplied by either: (i) a number of Common Shares equal to BRL 400 million divided by the price of the shares in the New Money Capital Increase (the “Commitment Fee Shares”); or (ii) an amount in cash equal to BRL 320 million (the “Cash Commitment Fee”), at the option of Solus on behalf of certain of the Funds, subject to certain adjustments and specified conditions set forth in the Backstop Agreement, including that subject to certain conditions the election of the Commitment Fee Shares or the Cash Commitment Fee may be at the option of the Issuer.

The Reporting Persons also intend to periodically review their investment in the Issuer and, based on a number of factors, including the Reporting Persons’ evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s securities and indebtedness, general economic and market conditions and other investment opportunities, the Reporting Persons may: (i) acquire additional securities or indebtedness of the Issuer, including Common Shares, Preferred Shares, Warrants or New Notes; (ii) dispose of all or a portion of the securities reported herein or indebtedness of the Issuer through open market or privately negotiated transactions; or (iii) enter into hedging or other similar transactions with respect to the securities or the indebtedness of the Issuer.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

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The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a) – (b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Shares and Preferred Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of Common Shares and Preferred Shares as to which each of the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

The aggregate percentage of Common Shares and Preferred Shares reported as beneficially owned by the Reporting Persons was calculated based on 2,150,302,669 Common Shares and 155,915,486 Preferred Shares outstanding based on: (i) 519,751,661 Common Shares and 155,915,486 Preferred Shares outstanding as of July 2, 2018, as reported by the Issuer in its Form T-3, Amendment No. 1, filed with the SEC on July 9, 2018; and (ii) the issuance of 1,630,482,745 Common Shares in the form of 326,096,549 American Depository Shares as part of the Qualified Recovery and 68,263 Common Shares as part of a preemptive rights offering, as reported by the Issuer in its Report on Form 6-K filed with the SEC on July 26, 2018.

Each Reporting Person may be deemed to beneficially own 171,284,560 Common Shares and 14,145,359 Preferred Shares (representing approximately 7.97% of the Common Shares and 9.07% of the Preferred Shares). The Common Shares reported herein are held through an aggregate of 34,256,912 Common Share ADSs (each of which represents five (5) Common Shares). The Preferred Shares reported herein through an aggregate of 14,145,359 American Depositary Shares (each of which represents one (1) Preferred Share, the “Preferred Share ADSs”).

The Reporting Persons may be deemed to share voting power and dispositive power with each other with respect to the Common Shares and Preferred Shares held by them. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Schedule 13D, and each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13D and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Act.

(c) Except for the receipt by Solus of the Common Shares and the Warrants pursuant to the settlement of the Qualified Recovery described in Item 3, there have been no transactions with respect to the Common Shares or Preferred Shares during the sixty days prior to the date of filing of this Schedule 13D by the Reporting Persons.

(d) The Funds managed on a discretionary basis by the Reporting Persons have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Shares and Preferred Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Joint Acquisition Statement among the Reporting Persons (the “Joint Acquisition Statement”) to file this Schedule 13D jointly in accordance with Rule 13d–1(k)(1) under the Act is attached hereto as Exhibit 2.

The disclosure in Item 2, Item 3 and Item 4 is incorporated by reference herein.

Solus has entered into derivative agreements in the form of cash-settled swaps (the “Cash Derivative Agreements”) with respect to 24,733,678 Common Shares and 12,725,100 Preferred Shares, (representing economic exposure relating to an additional 1.15% of the outstanding Common Shares and an additional 8.16% of the outstanding Preferred Shares). The Cash Derivative Agreements provide Solus with economic results that mirror the economic results of ownership of the Common Shares or the Preferred Shares but do not provide them with the power to vote or direct the voting of, or the power to acquire or to dispose of or direct the disposition of, the Common Shares or Preferred Shares that are referenced in the Cash Derivative Agreements (such Common Shares and Preferred Shares,

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the “Swap Shares”). The counterparties to the Cash Derivative Agreements are unaffiliated third party financial institutions. Solus disclaims beneficial ownership in the Swap Shares.

As described in Item 5, certain of the Funds hold Common Shares through the Common Share ADSs and hold the Preferred Shares through the Preferred Share ADSs. The terms of each of the Common Share ADSs and Preferred Share ADSs are set forth in the Issuer’s deposit agreements for the Common Share ADSs and Preferred Share ADSs.

Each of the descriptions of the Joint Acquisition Statement, the deposit agreements for the Common Share ADSs and the Preferred Share ADSs is a summary only and is qualified in its entirety by the actual terms of each of such agreements, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Except for the Joint Acquisition Statement, the Cash Derivative Agreements, the Warrant Agreement, the Indenture, the Backstop Agreement and the deposit agreements for the Common Share ADSs and the Preferred Share ADSs, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Acquisition Statement.

Exhibit 2:	Judicial Reorganization Plan of Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, dated as of December 20, 2017 (English translation) (incorporated by reference to Exhibit 2.04 to the Issuer’s Comprehensive Annual Report on Form 20-F, filed with the SEC on May 16, 2018).

Exhibit 3:	Press release of Oi S.A. – In Judicial Reorganization, dated as July 25, 2018, describing the settlement of the Qualified Recovery (incorporated by reference to Exhibit 1 to the Issuer’s Form 6-K, filed with the SEC on July 26, 2018).

Exhibit 4:	Form of Deposit Agreement for Warrants among Oi S.A. – In Judicial Reorganization, The Bank of New York Mellon, as Depositary, and all owners and holders from time to time of American Depositary Warrants issued thereunder (incorporated by reference to Exhibit 1 to the Issuer’s Registration Statement on Form F-6, filed with the SEC on June 14, 2018).

Exhibit 5:	Form of Indenture relating to the Issuer’s 10.000%/12.000% Senior PIK Toggle Notes due 2025 among Oi S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization, Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization and The Bank of New York Mellon, as trustee, registrar, a paying agent, and transfer agent (incorporated by reference to Exhibit T3C to the Issuer’s Form T-3, Amendment No. 1, filed with the SEC on July 9, 2018).

Exhibit 6:	Subscription and Commitment Agreement, dated as of December 19, 2017, among Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization, Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization and certain Investors as defined and listed therein (incorporated by reference to Exhibit 4.18 to the Issuer’s Comprehensive Annual Report on Form 20-F, filed with the SEC on May 16, 2018).

Exhibit 7:	Amended and Restated Deposit Agreement (Common Shares), dated as of February 27, 2012, among Oi S.A., The Bank of New York Mellon, as Depositary, and all owners and holders from time to time

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of Common Share ADSs issued thereunder (incorporated by reference to Exhibit 1 to the Issuer’s Registration Statement on Form F-6 filed on February 28, 2012).

Exhibit 8:	Amended and Restated Deposit Agreement (Preferred Shares), dated as of February 27, 2012, among Oi S.A., The Bank of New York Mellon, as Depositary, and all owners and holders from time to time of Preferred Share ADSs issued thereunder (incorporated by reference to Exhibit 1 to the Issuer’s Registration Statement on Form F-6 filed on February 28, 2012).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2018

By:	/s/ Christopher Pucillo
Christopher Pucillo
individually and as managing member of Solus GP LLC, for itself and as the general partner of Solus Alternative Asset Management LP